UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

DYNAMIC RESPONSE GROUP, INC.

(Full name of registrant)

(Former name if applicable)

4770 Biscayne Boulevard, Suite 780

(Address of principal executive office (street and number))

Miami, FL, 33137

(City, state and zip code)

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its annual report on Form 10-K for the year ended December 31, 2009 within the prescribed time period because certain information and data relating to the completion of the Registrant’s financial statements and Management’s Discussion and Analysis of Financial Condition and Financial Results could not be prepared by the Registrant within such time period without unreasonable effort or expense. The Registrant intends to file the subject annual report on or before the fifteenth calendar day following the prescribed due date.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Phil Von Kahle, Assignee

(954) 252-1560

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 11, 2010, the Registrant entered into an irrevocable Assignment for the Benefit of Creditors (the “Assignment”) which was filed on January 13, 2010 with the Clerk of the Circuit Court in Dade County, Florida, pursuant to Chapter 727 of the Florida Statutes. At the time of filing, the Registrant’s liabilities exceeded its assets and its current cash flow was insufficient to meet the obligations of the Registrant and its subsidiaries. Under the terms of the Assignment, the Registrant transferred to Phil Von Kahle of Michael Moecker & Associates, Inc. (the “Assignee”), in trust for the benefit of each of the Registrant’s creditors, all property, including but not limited to the Registrant’s assets, accounts receivable, lists of creditors, books and records, etc.

The process of discharging the debts and liabilities of the Registrant is ongoing. Further, since announcing the Assignment in January 2010, the Registrant has substantially curtailed operations and anticipates a significant change in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the 10-K. As a result, additional time is required to compile information on the current status of the Registrant’s debts and liabilities, to determine an impairment charge on assets, if any, and to assess the results of operations for inclusion in, and to integrate the financial information relating thereto into, the Form 10-K.

DYNAMIC RESPONSE GROUP, INC., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010	BY:	/s/ Phil von Kahle, Assignee